BENNETT H. GOLDSTEIN
Attorney at Law
1132 SW 19th Ave., No. 106
Portland, Oregon 97205
Tel. (503) 294-0940 email: bhgoldatty@aol.com Fax (503) 294-7918
October 22, 2007
Via Overnight Mail
Jessica Livingstone, Senior Attorney
U. S. Securities and Exchange Commission
Mail Stop 4561
100 “F” Street
Washington, D.C. 20549-4561
          Re: Citizens Bancorp — Proxy No. 0-23277 and 13E-3 No. 5-81499
Dear Ms. Livingstone:
          In response to your comment letter of October 15, 2007, Citizens Bancorp has filed a first amended Proxy Statement. Two hard copies showing changes (new and revised text only) are enclosed with this summary letter.
          Responses to your comments on Schedule 13E-3 shall be sent in a separate letter, and an amended 13E-3 will be filed thereafter.
Preliminary Proxy Statement
Comment 3 — Cover Page, Fair Value
          Citizens believes the fair value of its common stock for dissenters’ rights purposes is $23.50 per share. The disclosure has been made in the cover page, summary term sheet, Q & A section, and the dissenter’s rights section.
Comment 4 — Qualification Language
          The phrase “qualified in its entirety” has been removed from all sections in the Proxy Statement.

Jessica Livingstone, Senior Attorney
October 22, 2007

Comment 5 — Market and Liquidity
          New disclosures were added to discuss post-Reclassification market and liquidity conditions. Some of the new discussion was also be added to the main body of the Proxy.
          Old Text:
•	After the Reclassification, there will be restrictions on the transfer of Series A Preferred Stock, and the number of outstanding shares of common stock available for purchase will be reduced from 4,671,425 to 4,246,683. Only approximately 380,814 shares of Series A Preferred Stock will be outstanding after the Reclassification which together with restrictions on transfer results in a limited third-party market for the preferred shares. As a result of these changes, holders of both common stock and Series A Preferred Stock may lose some liquidity in their current investment in the Company, which is a factor that, taken alone, could decrease the market value of the stock. (See page —.)
          New Text:
•	After the Reclassification, there will be restrictions on the transfer of Series A Preferred Stock, and the number of outstanding shares of common stock available for purchase will be reduced from 4,671,425 to 4,246,683. Further, only approximately 380,814 shares of Series A Preferred Stock will be outstanding after the Reclassification. (See page —.)

•	We expect that the market for our common stock will continue to be as thinly traded after the Reclassification as it was before the Reclassification. Citizens cannot predict whether the Reclassification will have a material impact on the trading market for its common stock, as opposed to the new class of preferred stock. Its common stock is already thinly traded, and is not listed on an exchange, and after the Reclassification we expect it to remain thinly traded and unlisted. The reduction in outstanding shares from 4,671,425 to 4,246,683, about 9%, therefore may or may not make a meaningful difference in actual liquidity, although it is reasonable to expect at least a slight reduction in liquidity. (See page —.)

Jessica Livingstone, Senior Attorney
October 22, 2007

•	We expect that the market for our Series A Preferred Stock will be significantly less active and liquid than the market for our common stock. This is because of the restrictions on the transfer of the Series A Preferred Stock, and the relatively few shares of such stock that will be outstanding. This limitation in liquidity is a factor that, taken alone, could decrease the market value of the Series A Preferred Stock. (See page —.)
•
Comment 6 — Forward Looking Statements
          All references to “forward-looking statements” as a defined term are removed. Revised section as follows:
“CERTAIN STATEMENTS
     “Citizens has made certain statements in this Proxy Statement, including statements with respect to future earnings, dividends, operating and financing costs, growth and performance. Although Citizens believes that the expectations and assumptions reflected in these statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements. The following are among the important factors that could cause actual results to differ materially from such statements: market demand and prices for financial services, competition in the banking and financial services industry; the effect of any business or industry restructuring; the profitability of Citizens and its subsidiaries; accounting requirements or new interpretations or applications of existing requirements; new technologies; political, regulatory and economic conditions in Citizens’ market areas; interest rates; and the commitments and liabilities of Citizens and its subsidiaries.”
Comment 7 — Additional Shares
          New text added as follows, replacing former Q & A.
     “May I buy additional shares of common stock in order to remain a common stockholder of Citizens and avoid having my shares converted to Series A Preferred Stock or purchased?

Jessica Livingstone, Senior Attorney
October 22, 2007

     “Shareholders of Citizens common stock who may wish to increase their holdings because of the proposed Reclassification have the right to purchase additional shares of common stock in the open market prior to the date the Company files the Amended Articles. However, because the market for Citizens common stock is not liquid, there can be no assurance that all shareholders who wish to acquire more shares will be able to find willing sellers of shares prior to the Effective Date. Shareholders desiring to purchase shares may not find shares available for sale at prices desired by potential purchasers, or may not find any shares available for sale at all. It is therefore possible, and perhaps likely, that many shareholders holding fewer than 2,500 shares will be unable to increase their holdings to the 2,500 share threshold prior to the Effective Date, and will therefore have their shares reclassified into Series A Preferred Stock.”
Comment 8 — Effect on Stockholders
          New text added as follows, replacing former Q & A.
     “What will be the effect of the Reclassification on affiliated stockholders?
     “Officers, directors and other affiliated stockholders, insofar as such affiliated stockholders may own less than 2,500 shares of common stock at the Effective Date, will receive Series A Preferred Stock or cash in exchange for their common stock. However, because we expect that none of our affiliated stockholders are likely to own less than 2,500 shares of common stock at the Effective Date, the Reclassification will have no practical effect on such shareholders, except that the total beneficial ownership of Company common stock by affiliated stockholders, as compared to unaffiliated stockholders, will increase very slightly after the Reclassification. In addition, affiliated stockholders will not be subject to the same reporting requirements after the Company deregisters as a reporting company under the Exchange Act.”

Jessica Livingstone, Senior Attorney
October 22, 2007

Comment 9 — Savings Per Share
          The following sentence was added to the seventh bullet point in the Summary Term Sheet and also to the seventh bullet point under “Effects of the Reclassification.”
     “On a per share basis, based on aggregate annual savings of $171,500, we expect to realize annual savings of $.04 per current outstanding share.”
Comment 10 — Broker Holdings
          The following text was added to the “Avoiding Reclassification” Section:
     “Based on the information available to the Company as of October 20, 2007, the following brokers held more than 2,500 shares of Citizens common stock as of that date:

Morgan Stanley & Co.	23,241
National Financial Services	74,502
Pershing	15,601
Primevest Financial Services	23,920
Raymond James	7,774
RBC Dain Rauscher	3,938
TD AmeriTrade	3,026
UBS Financial Services	40,957
Wedbush Morgan	4,139
AG Edwards	8,411
Bank of New York	137,902
Charles Schwab	18,666
Citigroup Global Markets	33,750
D. A. Davidson	8,284
Edward D. Jones	44,861
First Clearing	6,393
Smith Barney	41,412

Jessica Livingstone, Senior Attorney
October 22, 2007

Comment 11 — Post-Deregistration Costs
          The following text was added to the “Purpose of the Reclassification” and “Reasons for the Reclassification” Sections:
     “After the Reclassification, we will continue to prepare and mail to shareholders a proxy statement and annual report, which will be reviewed by outside counsel and our outside accountants, at an annual estimated cost of $12,500. Our estimate of the annual savings of $171,500 following deregistration does not include this ongoing cost.”
Comment 12 — Trades Requiring SEC Registration
          New text added as follows:
     “Gaining of Additional Securities Holders
     “After the Reclassification, the number of Citizens common stockholders could increase through a number of causes, including shareholders splitting their ownership among family members at death, negotiated trades of stock requiring registration, and future stock splits and dividends. Such events could confront Citizens with the prospect of having to register with the SEC again as a reporting company. At such time as this becomes a prospect, Citizens could take various decisions in response, including proposing an additional reclassification to keep the number of Citizens common shareholders below 500.”
Comment 13 — Maintaining an Equity Position in Citizens
          Citizens cannot predict whether the Reclassification will have a material impact on the trading market for its common stock, as opposed to the new class of preferred stock. Its common stock is already thinly traded, and is not listed on an exchange, and after the Reclassification we expect it to remain thinly traded and unlisted. The reduction in outstanding shares from 4,671,425 to 4,246,683, about 9%, therefore may or may not make a meaningful difference in actual liquidity. To the extent that the first draft of the proxy statement implied otherwise, revisions have been made. See, e.g., the response to Comment 5 above, and the changes made under “Effect on Market for Shares.” In addition, we have made the following changes to the “Negative Effects” section under the “Effects of the Reclassification on Remaining Common Shareholders” heading.

Jessica Livingstone, Senior Attorney
October 22, 2007

     “(2) We expect that the market for our common stock will continue to be as thinly traded after the Reclassification as it was before the Reclassification. Citizens cannot predict whether the Reclassification will have a material impact on the trading market for its common stock, as opposed to the new class of preferred stock. Citizens’ common stock is already thinly traded, and is not listed on an exchange, and after the Reclassification we expect it to remain thinly traded and unlisted. The reduction in outstanding shares from 4,671,425 to 4,246,683, about 9%, therefore may or may not make a meaningful difference in actual liquidity. However, it is reasonable to expect that common stock shareholders will see at least a slight reduction in liquidity after the Reclassification. See “Effect on Market for Shares” for more information.”
Comment 14 – Conflict of Interest
          The following additional disclosure was made in the “Recommendation of the Board” section:
     “The Board also considered the conflict of interest issues arising from the Reclassification. Potential conflicts exist because, among other things, directors, officers and affiliates are unlikely to have their shares exchanged for Series A Preferred Stock, and affiliates will own a slightly larger relative percentage of the outstanding common stock after the Reclassification. However, because of the existence of dissenters’ rights, the Board’s determination of the fairness of the Reclassification, and the significant benefits to the Company and to post-Reclassification shareholders of deregistration, the Board felt that no extra measures, such as the appointment of an independent representative for unaffiliated shareholders, was necessary. These factors are discussed in detail below in the section entitled “Procedural Fairness and Conflicts of Interest.”
Comment 15 – Excluding Affiliate Shares
          The following additional disclosure was made in the “Procedural Fairness” section:
     ”The Board did not consider it necessary to exclude affiliated shareholders from the vote on approving the Reclassification, even though affiliates hold 27.17% of Citizens’ issued and outstanding shares, because of the existence of dissenters’ rights, the Board’s determination of the fairness of the Reclassification, and the significant benefits to the Company and to post-Reclassification shareholders of deregistration.”

Jessica Livingstone, Senior Attorney
October 22, 2007

Comment 16 – Fairness Opinion Exchange Ratio
           The omission of a concluding fairness opinion on the exchange ratio in the summary was an oversight. The body of the opinion does opine on the fairness of the exchange of common for preferred. The “Fairness Opinion” section in the opinion letter has been modified to state a concluding opinion on the fairness of the exchange of common for preferred. The pertinent paragraph now states:
     “Based upon the analyses of the foregoing and such matters as were considered relevant, it is the opinion of Southard Financial that the terms of the purchase of Citizens Bancorp stock pursuant to the Reclassification are fair, from a financial viewpoint, to the shareholders of Citizens Bancorp who will be cashed-out in the Reclassification. Further, it is our opinion that the terms of the exchange of common shares for preferred shares pursuant to the Reclassification are fair, from a financial viewpoint, to the shareholders of Citizens Bancorp who shall receive preferred shares.”
Comment 17 – Summary of Fairness Opinion
          A new Section was added as follows:
“SUMMARY OF SOUTHARD FINANCIAL FAIRNESS OPINION
     “This is a summary only, and shareholders are encouraged to review entire fairness opinion, a copy of which is attached to this Proxy Statement as Appendix C.
“Summary of Opinion Regarding Exchange Ratio of Common Stock for Preferred
     “Southard’s analysis of the exchange ratio considered the value of control entailed by voting shares, and the comparative advantages and disadvantages of each class of shares, common stock and Series A Preferred Stock.
     “As to the issue of control, Southard noted the variety of voting rights associated with the control of a corporation, including the right to elect directors, appoint management, approve dividends, dispose of business assets, select acquisitions, and amend articles and bylaws. Southard viewed the controlling interest exercised by the common shareholders of Citizens as sufficient to control many of the ordinary

Jessica Livingstone, Senior Attorney
October 22, 2007

aspects of its operations. However, Southard also noted that while control could have significant value, minority voting rights, in and of themselves, might have little, if any, value, even though otherwise equivalent non-voting shares tend to trade at discounts of 5% to 7% of the same company’s voting class. On balance, Southard concluded that it was appropriate to distinguish between voting and non-voting stock based upon voting rights and other factors.
          “In light of the lesser value arising from non-voting shares, Southard next considered the relative advantages and disadvantages of each class of stock. The Series A preferred stock has no voting power except upon a change of control, no redemption rights, and no preemptive rights, and its transferability is limited to current common and preferred shareholders of Citizens. Southard found, however, that the Series A Preferred Stock is similar to Citizens common stock in most other respects, even converting to common stock in a change of control, and commands a dividend premium of 7% over the common stock. In was opinion of Southard Financial that the dividend premium is sufficient to overcome the disadvantages inherent in the preferred stock relative to the common stock.
“Summary of Opinion Regarding Cash Payment to Shareholders Receiving Cash
     “In considering whether the price of $23.50 per share was fair to shareholders receiving cash, Southard analyzed various pricing ratios, including price to book value and price to earnings. Southard determined that the implied pricing ratios compared favorably to the market pricing for banks and bank holding companies in Oregon, and to the same ratios for all public banks. Southard also considered liquidity and cash flow Southard determined that since the ability to sell Citizens common stock is limited, the proposed Reclassification would provide liquidity for smaller minority shareholders at a price well in excess of recent trades, specifically, a 30% to 32% premium. Finally, using a pro-forma discounted cash flow analysis, Southard found that the implied value of Citizens common stock was consistently at or below the proposed transaction price of $23.50 per share. An expanded summary of Southard’s opinion concerning the cash payment is found below under the heading ‘Determination of Cash Payment.’”

Jessica Livingstone, Senior Attorney
October 22, 2007

Comment 18 – Additional Materials Considered by Board
          Aside from the opinion letter attached as Exhibit C, the only other materials from Southard Financial relied on by the Board was the “Valuation Memorandum – Fair Value Calculations of the Common Stock of Citizens Bancorp, Corvallis, Oregon as of June 30, 2007,” delivered to the Board on or about August 7, 2007, a copy of which was supplied to the SEC, c/o David Lyon, in September of 2007 via email.
          Citizens will permit shareholders to inspect the Valuation Memorandum upon request. The following text had been added to a revised Fairness Opinion and Valuation” section, and will be also included in revised Schedule 13E-3.
     “Southard Financial also prepared for the Board a “Valuation Memorandum – Fair Value Calculations of the Common Stock of Citizens Bancorp, Corvallis, Oregon as of June 30, 2007,” that was delivered to the Board on or about August 7, 2007. The Valuation Memorandum will be made available for inspection and copying at the principal executive offices of the Company at 275 SW Third Street, Corvallis, Oregon 97339 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of the Value Memorandum will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company.
Comment 19 – Adoption of Southard Financial Analysis
          Under the heading “Determination of Exchange Ratio,” the following revision was made:
     “While the Series A Preferred Stock has limited voting rights and is subject to transfer restrictions, the Board determined that the value of the Series A Preferred Stock is equivalent to the value of the common stock on a one to one basis. In determining that the one for one exchange of common stock for Series A Preferred Stock was substantively fair to our unaffiliated shareholders who will receive Series A Preferred Stock in the Reclassification, the Board also specifically adopted the fairness opinion of Southard Financial.”

Jessica Livingstone, Senior Attorney
October 22, 2007

          Under the heading “Determination of Cash Payment,” the following revision was made:
     “In determining the proper price per share to be paid to owners of fewer than 250 shares of common stock in the Reclassification, the Board specifically adopted the fairness opinion of Southard Financial. Several of the factors analyzed by Southard and considered by the Board are described in summary form below.”
Comment 20 – Dissenters’ Rights
          The name and address of the person to whom dissent notices and demands are to be sent has been added to the disclosures. That person is Lark E. Wysham, CFO, Citizens Bancorp, 275 SW Third Street, Corvallis, Oregon 97339.
Comment 21 – Tax Consequences
          “General in nature” phrase removed.
Comment 22 – Shares Owned by Directors, Officers and Thompson Family
          The following new disclosure was added to the “Requirements for Shareholder Approval” and in the Q & A section:
     “The net aggregate number of shares held by our directors, officers and the Thompson family total 1,269,071, or 27.17% of our total issued and outstanding shares.”

Jessica Livingstone, Senior Attorney
October 22, 2007

Comment 23 – Appendix C Fairness Opinion
          The concluding “Fairness Opinion” section in the opinion letter has been modified to delete the “Board only” reliance restriction. The pertinent paragraph now states:
     “This opinion was prepared at the request of the Board of Directors and any summary of or reference to the opinion or any other reference to Southard Financial by Citizens Bancorp in connection with the Reclassification will be subject to Southard Financial’s prior review and written approval, which shall not be unreasonably withheld. The opinion will not be included in summarized form, or referred to in any manner in materials distributed to the public or potential investors of Citizens without Southard Financial’s prior written consent, which shall not be unreasonably withheld.”

Very truly yours,

/s/ Bennett H. Goldstein

BHG:jck

Cc:	Lark E. Wysham, CFO, Citizens Bancorp Southard Financial David Lyon, SEC